P.O. Box 2600, Mail Stop V26
Valley Forge, PA 19482-2600

610-503-2398
barry_mendelson@vanguard.com

November 20, 2013

Amy Miller, Esq.
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

via electronic filing

Re:	Vanguard Valley Forge Funds (the “Trust”)
Registration Statement on Form N-14
File No. 333-191800

Dear Ms. Miller:

This letter is in response to your comments of November 14, 2013 to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on October 18, 2013, in connection with the acquisition of substantially all of the assets and assumption of all the liabilities of the Vanguard Managed Payout Growth Focus Fund (the “Growth Fund”) and the Vanguard Managed Payout Distribution Focus Fund (the “Distribution Fund”) by the Vanguard Managed Payout Growth and Distribution Fund (the “Growth and Distribution Fund”). Each of the funds (“Funds”) is a series of the Trust. Capitalized terms used herein, and not otherwise defined, have the meanings assigned in the Registration Statement.

Comment 1:	Fee Tables: Annual Fund Operating Expense
Comment:	On the Annual Fund Operating Expense table on page 3, please replace the line item for “Management Expenses” with “Management Fees.” Footnotes 1, 2 and 3 under the same table as these footnote do not appear to be permitted or required by the Form and should be removed.

Response:	We have made the changes as requested.

Amy Miller, Esq.
November 20, 2013

Comment 2:	Capitalization Table
Comment:	On the Capitalization Table found on page 32, the table should reflect the impact of the costs of the Reorganization.

Response:	Each Fund operates as a fund-of-funds. Under Section 5.5 of the Funds’ Service
Agreement among the various Vanguard funds and Vanguard, expenses otherwise allocable to a fund-of-funds can be reduced or eliminated by the savings that accrue to the benefit of the underlying funds.[1] Pursuant to this provision, the costs of the Reorganization will be borne by the underlying funds. We have included this information in our Pro Forma Consolidated Financial Information,
where we state that:

Expenses related to the Reorganization include audit fees and printing/mailing fees, and are estimated at $12,000, and $6,000 respectively. Actual results could differ from these estimates. These expenses will be borne by the underlying funds in which the Funds invest. Therefore, there is no impact to the total expenses of the surviving fund as a result of the Reorganization.

Comment 3:	Analysis on Accounting Survivor
Comment:	Please provide a North American Security Trust analysis supporting the assertion that the Growth and Distribution Fund is the appropriate performance and accounting survivor.

Response:	In 1994, the staff issued the North American Security Trust no-action letter (pub.
avail. Aug. 5, 1994) (“NAST”) setting forth standards for determining which of two or more merging funds should be the performance survivor. In NAST, the staff stated, in pertinent part:

In determining whether a surviving fund may use the historical performance of one of several predecessor funds, funds should
	compare the attributes of the surviving	fund and the predecessor
funds to determine which predecessor fund, if any, the surviving fund

1 This arrangement is disclosed on page 65 of the Managed Payout Funds prospectus dated August 12, 2013: “According to an agreement applicable to the Funds and Vanguard, the Funds’ direct expenses will be offset by Vanguard for (1) the Funds’ contributions to the costs of operating the underlying Vanguard Funds in which the Managed Payout Funds invest, and (2) certain savings in administrative and marketing costs that Vanguard expects to derive from the Funds’ operation.”

Amy Miller, Esq.
November 20, 2013

. . . most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a . . . surviving fund.

Our analysis of the NAST factors in the context of the Managed Payout Funds Reorganization follows:

Comparison of investment advisers: All three predecessor Funds are by Vanguard’s Equity Investment Group and managed by the same manager. After the Reorganization, the combined fund will continue be advised by the same adviser and same personnel.
This comparison does not favor one predecessor fund over any other as the survivor.
Comparison of investment objectives: The investment objectives of the predecessor Funds, are as follows:
  The Growth Fund will make monthly distributions of cash while seeking to provide inflation protection and appreciation of invested capital over the long term.
  The Distribution Fund will make monthly distributions of cash while seeking to provide preservation of invested capital over the long term.
  The Growth and Distribution Fund will make monthly distributions of cash while seeking to provide inflation protection and preservation of invested capital over the long term.

After the Reorganization, the combined fund will use the investment objective of the Growth and Distribution Fund, which will be amended (for clarity) to read “The Fund will make monthly cash distributions while seeking to have these distributions and the invested capital keep pace with inflation over time.”

Ø This comparison favors Growth and Distribution Fund as the survivor.

Amy Miller, Esq.
November 20, 2013

• Comparison of investment policies and restrictions: The three predecessor Funds have identical fundamental and non-fundamental investment policies and restrictions. After the Reorganization, the combined fund will continue to have the same investment policies and restrictions.

Ø This comparison does not favor one predecessor fund over any other as the survivor.

• Comparison of expense structures and expense ratios: The three predecessor Funds have the same expense structure in that all three pass through their expenses to their underlying funds pursuant to a provision of the Funds Service Agreement (see Response to Comment 2 above). However, the Funds have different expense ratios based on the different acquired fund fees and expenses of their underlying funds. For the year ended December 31, 2012, the expense ratios were 0.35% for Growth Fund, 0.51% for Distribution Fund, and 0.43% for Growth and Distribution Fund. After the Reorganization, the expense ratio of the combined fund is expected to be 0.39% due to minor adjustments in the mix of underlying funds as well as economies of scale.

Ø This comparison supports either Growth Fund or Distribution and Growth Fund, but not Distribution Fund, as the survivor.

Comparison of asset size: As of October 31, 2013, the Growth Fund had million, the Distribution Fund had $812 million and the Growth and
Fund had $563 million.
This comparison favors Distribution Fund as the survivor.
Comparison of portfolio composition: The portfolio composition will that of the Growth and Distribution Fund, since the combined fund utilize the Growth and Distribution Fund’s investment objective. In the investment allocation of the combined fund would be
similar to the current Growth and Distribution Fund allocation.
This comparison favors Growth and Distribution Fund as the survivor.

To summarize: The Funds share identical investment advisers, investment policies and investment restrictions. The Distribution Fund “wins” the asset size comparison, the Growth Fund “co-wins” the expense ratio comparison, and the Growth and Distribution Fund “wins” the investment objectives and portfolio composition comparisons and “co-wins” the expense ratio comparison.

Amy Miller, Esq.
November 20, 2013

We believe that, of the three predecessor funds, the post-Reorganization combined fund most closely resembles the Growth and Distribution Fund and that this conclusion is borne out by a comparison of the various factors specified in the NAST letter.

Finally, we think it is important to put the NAST letter into proper perspective. The letter was written at a time when fund providers sometimes merged funds in an effort to “bury” poor performance. It was not uncommon for providers to merge a large fund with a long history (but poor performance) into a much smaller fund with a short history (but excellent performance). The standards set out in the NAST letter were intended to address this abusive practice. We believe that in the absence of such abuse – and nothing remotely abusive is present in the proposed Reorganization of the Managed Payout Funds – the fund provider’s selection of an accounting and performance survivor generally should be respected.

Tandy Requirements

As required by the U.S. Securities and Exchange Commission, the Trust acknowledges that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/ Barry Mendelson

Barry Mendelson
Principal and Senior Counsel